FORM OF 425 FILING (PRIOR TO FILING OF FORM S-4)

FILED BY FOX CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ROKU, INC.

COMMISSION FILE NO.

001-38211

Fox Corporation – CEO Letter to Employees

No Offer Or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corporation (“Fox”) and Roku, Inc. (“Roku”). In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Fox’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Fox’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Fox or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Fox and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Fox and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which Fox and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in Fox’s and Roku’s reports filed with the Securities and Exchange Commission (the “SEC”), including Fox’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither Fox nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between Fox and Roku, Fox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Fox and Roku and that will also constitute a prospectus of Fox. Fox and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Fox or Roku may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Fox and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on Fox’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor.

Participants in the Solicitation

Fox, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Fox’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Fox’s Annual Report on Form 10-K for the year ended June 30, 2025, under the heading “Directors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form 10-K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when filed.